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                                December 28, 2023

       Bradley M. Rust
       President and Chief Financial Officer
       German American Bancorp, Inc.
       711 Main Street
       Jasper, IN 47546

                                                        Re: German American
Bancorp, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-15877

       Dear Bradley M. Rust:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K filed March 1, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Loans, page 38

   1. We note the disclosure on page 39 detailing the composition of your gross loan portfolio, which includes
commercial real estate (   CRE   ). Given the significance of CRE in your
                                                        total loan portfolio,
please revise your disclosures, in future filings, to further disaggregate the composition of your
CRE loan portfolio by separately presenting owner and non-
                                                        owner occupied, by
borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and
other characteristics (e.g., current weighted average and/or range of loan-to-value ratios,
occupancy rates, etc.), if any. In addition, revise to describe the specific details of any
risk management policies, procedures or other actions undertaken by management in
response to the current environment.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Bradley M. Rust
German American Bancorp, Inc.
December 28, 2023
Page 2

       Please contact Lory Empie at 202-551-3714 or Marc Thomas at 202-551-3452 with any questions.



FirstName LastNameBradley M. Rust                      Sincerely,
Comapany NameGerman American Bancorp, Inc.
                                                       Division of Corporation
Finance
December 28, 2023 Page 2                               Office of Finance
FirstName LastName